Exhibit 2

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company:

Denison Mines Corp. (“Denison” or the “Company”)

595 Bay Street, Suite 402

Toronto, ON M5G C2C

2.	Date of Material Change:

March 7, 2013.

3.	News Release:

The Company issued a news release with respect to the material change referred to in this report on March 7, 2013 via Marketwire, and it was subsequently filed on SEDAR.

4.	Summary of Material Change:

Denison announced that it has entered into a definitive arrangement agreement (the “Agreement”) which replaces the binding letter agreement previously announced on January 16, 2013, pursuant to which the Company has agreed to acquire all of the issued and outstanding shares of Fission Energy Corp. (“Fisson”) with Fission spinning out certain assets into a newly-formed publicly traded company, Fission Uranium Corp. (“Spinco”) by way of a court-approved plan of Arrangement (the “Arrangement”).

5.	Full Description of Material Change:

5.1	Full Description of Material Change

The Company announced that it has entered into the Agreement, which replaces the binding letter agreement previously announced on January 16, 2013, pursuant to which Denison has agreed to acquire all of the issued and outstanding shares of Fission with Fission spinning out certain assets to Spinco by way of the Arrangement.

Pursuant to the Agreement, Denison will acquire a portfolio of uranium exploration projects including Fission’s 60% interest in the Waterbury Lake uranium project, as well as Fission’s exploration interests in all other properties in the eastern part of the Athabasca Basin, Québec and Nunavut, plus its interests in two joint ventures in Namibia. The Spinco assets will consist of the remaining assets of Fission, including the 50% interest in the Patterson Lake South property located in the western Athabasca Basin.

Arrangement Overview

The Arrangement will be carried out by way of a court-approved plan of arrangement pursuant to the Canada Business Corporations Act and must be approved by the Supreme Court of British Columbia and the affirmative vote of Fission securityholders at a special meeting that is expected to be held on April 23, 2013.

Pursuant to the Agreement, the consideration to be received by the shareholders of Fission consists of 0.355 of a common share of Denison (each, a “Denison Share”), a nominal cash payment of $0.0001 and 1 (one) common share of Spinco (a “Spinco Share”) for each common share of Fission held.

Upon completion of the Arrangement, the holders of Fission options will receive options to acquire Denison Shares and options to acquire Spinco Shares. The holders of Fission warrants are entitled to receive, upon exercise of their warrants, the number of Denison Shares and Spinco Shares which the warrantholders would have been entitled to receive as a result of the Arrangement, if immediately prior to the effective date, the warrantholders had exercised their warrants.

Pursuant to the terms of the Agreement, the Arrangement is subject to applicable regulatory approvals and the satisfaction of certain closing conditions customary for transactions of this nature. The Agreement also provides for, among other things, customary board support and non-solicitation covenants from Fission. The Agreement also provides for payment of a break fee of CAD$3.5 million to Denison and to Fission in certain specified circumstances.

The Arrangement is expected to be completed in April 2013, subject to certain customary conditions, including receipt of all necessary court, regulatory and Fission securityholder approvals.

Copies of the Agreement and certain related documents and agreements are available through Denison’s filings with the securities regulatory authorities in Canada at www.sedar.com and the United States at www.sec.gov/edgar.shtml.

5.2	Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102:

Not applicable.

7.	Omitted Information:

No significant facts have been omitted from this Material Change Report.

8.	Executive Officer:

For further information, please contact Ron F. Hochstein, President and Chief Executive Officer of Denison Mines Corp., at the above-mentioned address or at (416) 979-1991.

9.	Date of Report:

March 15, 2013.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this Material Change Report, including any information relating to the Agreement and completion of the Arrangement and any other statements regarding Denison’s future expectations, beliefs, goals or prospects constitute forward-looking information within the meaning of applicable securities legislation (collectively, “forward-looking statements”). All statements in this news release that are not statements of historical fact (including statements containing the words “expects”, “does not expect”, “plans”, “anticipates”, “does not anticipate”, “believes”, “intends”, “estimates”, “projects”, “potential”, “scheduled”, “forecast”, “budget” and similar expressions) should be considered forward-looking statements. All such forward-looking statements are subject to important risk factors and uncertainties, many of which are beyond Denison’s ability to control or predict. A number of important factors could cause actual results or events to differ materially from those indicated or implied by such forward-looking statements, including without limitation: the parties’ ability to consummate the Arrangement, including the receipt of shareholder approval, court approval or the regulatory approvals required for the Arrangement may not be obtained on the terms expected or on the anticipated schedule; the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the Transaction; the volatility of the international marketplace; and other risk factors under the heading “Risk Factors” in Denison’s Management Discussion and Analysis for the year ended December 31, 2012, available at http://www.sedar.com.

Denison assumes no obligation to update the information in this communication, except as otherwise required by law. Additional information identifying risks and uncertainties is contained in Denison’s respective filings with the various provincial securities commissions which are available online at www.sedar.com. Forward-looking statements are provided for the purpose of providing information about the current expectations, beliefs and plans of the management of Denison relating to the future. Readers are cautioned that such statements may not be appropriate for other purposes. Readers are also cautioned not to place undue reliance on these forward-looking statements, that speak only as of the date hereof.

This news release and the information contained herein do not constitute an offer of securities for sale in the United Sates. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from such registration requirements.